VIOSOLAR, INC.
(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
JANUARY 31, 2014

(Unaudited–Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited financial statements for Viosolar Inc. have been prepared by management in accordance with accounting principles generally accepted in the United States and expressed in United States Dollars. These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company’s auditors. The Company’s equivalent to an Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

VIOSOLAR INC.
 (A Development Stage Company)
BALANCE SHEETS
Expressed in United States Dollars
(Unaudited)

As at:	January 31, 2014	July 31, 2013

ASSETS
Current
Cash	2,413	42,474
Total Current Assets	2,413	42,474

TOTAL ASSETS	$2,413	$42,474

LIABILITIES
Current Liabilities
Notes payable	911,186	911,186
Loans from related parties	30,037	30,037
Accounts payable and accrued expenses	265,282	222,521
Accounts payable and accrued expenses – related parties	35,000	5,000
Total current liabilities	1,241,505	1,168,744

Total Liabilities	1,241,505	1,168,744

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, Class A voting shares, no par value, unlimited authorized, 31,804,189 shares issued and outstanding January 31, 2014 and July 31, 2013.	779,703	779,703
Additional paid in capital	3,000,856	3,000,856
Accumulated deficit during the development sate	(5,019,651)	(4,906,829)
Total Stockholders’ Equity (Deficit)	(1,239,092)	(1,126,270)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,413	$42,474

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Rick Walchuk”, Director

“Jenifer Walchuk”, Director

See accompanying notes.

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF COMPREHENSIVE INCOME
Expressed in United States Dollars
(Unaudited)
	Three Month Period Ended		Six Month Period Ended		From Inception (Jully 19,2004) through
	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013	January 31, 2014

Revenues	$-	$-	$-	-	$-

General and administrative expenses
Management fees	15,000	24,000	30,000	48,000	653,797
Stock-based compensation	-	-	-	-	3,068,129
Professional fees	771	18,852	43,126	18,852	531,547
Depreciation	-	-	-	-	1,860
Administrative expenses	7,102	3,147	17,166	3,191	551,517
Total operating expenses	22,873	45,999	90,292	70,042	4,806,850

Income (Loss) from Operations	(22,873)	(45,999)	(90,292)	(70,042)	(4,806,850)
Interest income	-	-	-	-	1,876
Interest (expense)	(11,390)	(12,474)	(22,780)	(24,598)	(233,100)
Foreign exchange gain (loss)	324	(153)	250	(269)	18,423

Income (loss) before taxes from continuing operation	(33,939)	(58,626)	(112,822)	(94,909)	(5,019,651)
Provisions (credit) for taxes on income	-	-	-	-	-
Net income (loss) from continuing operations	(33,939)	(58,626)	(112,822)	(94,909)	(5,019,651)
(Loss) from discontinued operations, net of tax	-	-	-	-	(34,208)
Gain recognized on divestment of subsidiary	-	-	-	-	34,208
Net income (loss) from discontinued operation	-	-	-	-	-

Net Income (Loss)	$(33,939)	$(58,626)	$(112,822)	$(94,909)	$(5,019,651)

Basic and diluted Earnings (loss) per common share – basic
Continuing operations	(0.00)	(0.32)	(0.00)	(0.52)
Discontinued operations	-	-	-	-
Net Income (Loss) per Share	$(0.00)	(0.32)	(0.00)	(0.52)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	31,803,689	183,825	31,803,689	183,825

See accompanying notes.

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
 (Unaudited)
	Six Month Period Ended		From Inception (July 19, 2004) through
	January 31, 2014	January 31, 2013	January 31, 2014
Cash flow used in operating activities
Net income (loss) for the period	$(112,822)	$(94,909)	(5,019,651)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash management fees	-	-	10,000
Depreciation and amortization	-	-	1,860
Stock- based compensation	-	-	3,068,129
Waived interest contributed to additional paid in capital	-	-	1,227
Foreign exchange adjustments on the short term loan	-	-	(7,776)
Changes in operating assets:
Accounts payable - related parties	30,000	48,000	728,295
Accounts payable	42,761	35,254	301,155
Net cash flows from continuing operating activities	(40,061)	(11,655)	(916,761)
Net cash flows from discontinued operating activities	-	-	166,634
Total net cash flows from operating activities	(40,061)	(11,655)	(750,127)

Cash flows from investing activities:
Acquisition of computer equipment	-	-	(1,860)
Net cash flows from investing activities – continuing operations	-	-	(1,860)
Net cash flows from investing activities – discontinued operations	-	-	(160,918)
Total net cash flows from investing activities	-	-	(162,778)

Cash flow from financing activities
Proceeds from sale of common stock , net	-	-	148,797
Proceeds from short-term notes	-	-	78,793
Proceeds from promissory note	-	20,000	20,000
Repayment promissory note	-	-	(20,000)
Proceeds from related parties	-	-	693,444
Net cash flows from financing activities – continuing operations	-	20,000	921,034
Net cash flows from financing activities – discontinued operations	-	-	(9,317)
Total net cash flows from financing activities	-	20,000	911,717

Effect of foreign exchange on cash flows			3,601

Cash Increase (Decrease)	(40,061)	8,345	2,413

Cash, Beginning of period	42,474	5,008	-

Cash, End of period	$2,413	$13,353	$2,413

See accompanying notes.

VIOSOLAR INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
 (Unaudited)

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Non cash transactions :
Shares issued for settlements of accounts payable and accrued expenses – related parties	$-	$-	$522,406
Waived interest contributed to additional paid in capital	-	-	1,227
Refinance of accounts payable and accrued liabilities	-	-	79,838
Refinance of accounts payable, related parties	-	-	93,059
Refinance of accrued interest, related parties	-	-	51,017
Refinance of loans payable, related parties	-	-	604,846
	$-	$-	$1,382,393

See accompanying notes.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
(Expressed in United States Dollars)

Note 1 - Organization and summary of significant accounting policies:

Organization and nature of business - VioSolar Inc. (formerly Sprout Development Inc., identified in these footnotes as “we” or the Company) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada. On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to VioSolar Inc.

We operate pursuant to the laws of the Province of Alberta, Canada.  Our registered agent is in Canada, however, we do not have any offices in Canada having established a place of business in Greece, in July 24, 2008 and registering our Company with the local government to undertake business in this jurisdiction.  We use a July 31 fiscal year for financial reporting purposes.

On September 11, 2013 the Company filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 in connection with the continuance of the Company into the State of Nevada.   Upon receiving the requisite regulatory approvals, the Company will seek shareholder approval to continue the Company into the State of Nevada from the Province of Alberta.

The Company was incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment.  We were unsuccessful in implementing that business plan, and management determined to look for other business opportunities during the fiscal year ended July 31, 2007.

On March 14, 2007 Mr. Daryl Cozac, the President and a director and Mr. Jim Balsara, the Secretary, Treasurer and a director resigned as both officers and directors.  Three new directors were appointed to fill the available vacancies and appointments to the offices of President and Secretary/Treasurer were also completed.  Mr. Cozac, the controlling shareholder of our Company at March 14, 2007, sold a total of 139,900 Class A common shares of the Company to Neranion Holdings Ltd. for cash consideration of $104,940.  The 139,900 Class A common shares represented 78% of our then total issued and outstanding shares.  Subsequent to the year ended July 31, 2007, Neranion Holdings Ltd. gifted a total of 89,900 of the Class A common shares to 44 individuals leaving Neranion Holdings Ltd. with a total of 50,000 Class A common shares.  On November 26, 2008, Neranion Holdings Ltd. sold 50,000 shares of the Company’s Class A common stock, representing 28% of the total issued and outstanding shares, to Rick Walchuk, a director and officer of the Company.

Concurrent with the change of control noted above, the succeeding board of directors undertook a review of business opportunities in the European Union and determined that there was a potential market for the development of solar parks.  The Company’s current business plan is to become a global marketer of solar energy.

On July 23, 2009, the Company completed the purchase of eight-five percent of the outstanding shares of Energeiaki E.P.E. of Tripoli, Greece (the “E.P.E”). Upon the acquisition of E.P.E by VioSolar, the Company issued an aggregate of 40,000 shares of common stock of VioSolar.  As a result, Energeiaki E.P.E became a subsidiary of the Company at that point.

Energeiaki E.P.E. operated a photovoltaic solar company based in Tripoli, Greece with one photovoltaic solar park of 100kw in operation. Energeiaki had two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1 MW.

On July 31, 2010, the Company and the 15% shareholders of E.P.E. agreed to rescind the transaction completed on July 23, 2009 and the Company canceled the 40,000 shares of VioSolar issued to E.P.E. and returned its eighty-five percent equity interest to E.P.E.’s shareholders. Subsequent to the rescission E.P.E. was no longer a related party.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

Note 1 - Organization and summary of significant accounting policies (cont’d):

On October 1, 2010, the Company entered into a Memorandum of Understanding (the “MOU”) with Mr. Konstantntinos Papadias (“Papadias”), a resident of Tyros, Greece, whereunder Papadias agreed to make available a total of 150,000 square meters of land in the Municipality of Tyros, Greece for the implementation of a Photovoltaic Park.

Our plan is to become a global marketer of electricity generated from solar energy. The plan includes the construction, management, and operation of solar energy parks. Our plans are to pursue the establishment of solar energy parks within Greece, however while we have acquired land for development we have been unable to fund such development due to the state of the Greek economy. VioSolar Inc. is pursuing cutting edge technology in the research and development of new, more cost efficient and energy efficient solar modules.

On February 27, 2012, the Board of Directors authorized the Company to implement a reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding shares of Common Stock at a ratio of 1:100 and to file all required documents to the requisite regulatory authorities to implement the Reverse Split. The action was amended to amend the record date on March 23, 2012 and again June 12, 2012 that the record date was set as June 25, 2012 and the effective date as June 27, 2012, subject to FINRA approval. The effect of this reverse split has been retroactively applied to the common stock balances at July 31, 2004, and reflected in all common stock activity presented in these financial statements since that time.

Principles of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to development stage enterprises.  The financial statements have been presented in U.S. dollars, which is our functional currency. Certain items in previous years have been reclassified to conform to the current year presentation.

Foreign currency translation – The financial statements are presented in US Dollars, which is the Company’s functional and presentation currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transactions dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognized directly in equity.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with a maturity of less than three months to be cash equivalents. Cash and cash equivalents are measured at cost.

Fair Values – We follow FASB ASC 820-10-20 regarding determination of Fair Values.  Certain assets and liabilities may from time to time be required to be valued using the principles in the FASB pronouncement.  Generally, they establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

Note 1 - Organization and summary of significant accounting policies (cont’d):

(1)	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority;
(2)	Level 2 inputs consist of observable inputs other than the quoted prices included in Level 1;
(3)
Level 3 inputs consist of unobservable inputs and have the lowest priority. We use appropriate valuation techniques based on the available inputs to measure the fair value of assets and liabilities when required.

The hierarchy only prioritizes the inputs, not the valuation techniques that are used. The inputs used in a given valuation may fall in different levels of the hierarchy. The level in the hierarchy in which the resulting fair value measurement falls is based on the lowest level input that is significant to the overall valuation, regardless of the valuation technique(s) used. Determining whether an input is significant is a judgmental matter requiring consideration of factors specific to the asset or liability.

The Company's financial instruments, including cash, accounts receivable, accounts payable, and loans are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Taxes on income - Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable Statements of Financial Accounting Standards regarding Accounting for Income Taxes.  These standards require the use of the asset/liability method of accounting for income taxes.  Deferred income tax expenses and benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Net income per share of common stock – We follow FASB Statements pertaining to Earnings per Share, which require presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic earnings per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  Because we experienced an operating loss during the period, the calculation of diluted earnings per share did not include stock options described in Note 11, below, as the calculation would have been anti-dilutive.

Reclassification - Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. During the fiscal year ended July 31, 2013, the Company determined to consolidate certain line items on its statements of operations to one line item entitled “General and administrative expenses”, in addition certain amounts previously noted accrued expenses have been reclassified to accounts payable in the current period ended January 31, 2014.

Note 2 – Going Concern

To date, we have been funding our Company by way of related party loans.  We intend to complete a stock offering and/or locate suitable financing through loans or other facilities to allow us to continue as a going concern during the period of implementation of our current business plan.

At January 31, 2014, we had suffered losses from development stage activities to date approximating $5,019,651, and had negative stockholders’ equity of approximately $1,239,092, all of which raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

Note 3 – Future operations:

 On October 1, 2010, we entered into a memorandum of understanding, as amended in 2012, with Mr. Konstantinos Papadias, a resident of Tyres Greece, whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. Upon completion of the study recently received we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. If we determine to proceed with a formal agreement, under the terms of our current memorandum of understanding we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property. We are currently in negotiation to set new payment terms with Mr. Papadias and had expected to enter into a formal agreement prior to October 31, 2013, however as of the date of these financial statements we are still negotiating payment terms which we expect will include among other things, the requirement that payments will commence upon the lifting of the temporary suspension of licenses by the Greek government and our ability to source and raise the required funding.   We have reached a verbal agreement with Mr. Papadias to allow us time to review funding sources prior to finalizing the payment terms, subject to reaching an agreement on payment terms prior to March 31, 2014.   We intend that any agreements made with us will have minimal payments, if any, until such time as we can be assured that we will be able to apply for a license in order to construct our project.    We do not expect to close any funding as we cannot undertake any development of the project until such time as we can apply for a license with the respective regulatory authorities in Greece.   Based on the report received from our third party evaluation report, assuming we use all 150,000 square meters of land and assuming the use of typical crystalline panels, the park can comfortably fit about 7.5 megawatts of watt  peak, which is the maximum power output of a 1 square meter solar panel at 25 degrees centigrade  (“Wp”), with estimated construction costs of $1.30 per Wp for a total engineering, procurement and construction (“EPC”)  cost  of €9,750,000  or approximately $13,105,500 USD.  It is unknown at this time as to whether we will be able to raise the funding or to finalize a new agreement with Mr. Papadias.   As well, there is currently no indication as to when the Greek regulatory bodies will like the temporary suspension on licenses to be granted.

Note 4 – Notes payable:

A summary of notes payable as of January 31, 2014 and July 31, 2013 are as follows:

	January 31, 2014	July 31, 2013
Various third parties	$911,186	$911,186

The notes are due on demand, bear interest at 5% per annum and are unsecured.

During the six month period ended January 31, 2014, the Company accrued interest totaling $22,780 in respect of these loans. As at January 31, 2014, the interest owing on the loans of $145,343 (July 31, 2013 - $122,563) is reflected on the Company’s balance sheets as accounts payable and accrued expense.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

Note 5 – Related party transactions:

The following table provides details of the company’s related party transactions during the three and six month periods ended January 31, 2014 and January 31, 2013:

Management Fee:		Six Months ended January 31, 2014	Six Months ended January 31, 2013	Three Months ended January 31, 2014	Three Months ended January 31, 2013
President, CEO, CFO, Secretary and Director	Mr. Rick Walchuk	$30,000	$30,000	$15,000	$15,000
Former Director	Mr. Michael Soursos*	-	18,000	-	9,000
		30,000	48,000	15,000	24,000
*On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

	President, CEO, CFO, Secretary and Director Mr. Rick Walchuk	Total
Accounts payable and accrued liabilities
Balance, July 31, 2013	$5,000	$5,000
Additional: Management fee	30,000	30,000
Balance, January 31, 2014	$35,000	$35,000

President, CEO, CFO, Secretary and Director Mr. Rick Walchuk
Loan payable
Balance, July 31, 2013	$30,037
Balance, January 31, 2014	$30,037

Note 6 – Stockholders’ Equity:

As at January 31, 2014, the Company had a total of 31,804,189 shares of Class A, voting, no par value common stock issued and outstanding.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares.  None of these other classes of shares had been issued at the date of the financial statements.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

Note 7 – Stock options:

The following table summarizes information concerning stock options outstanding as of January 31, 2014 and July 31, 2013.

	January 31, 2014		July 31, 2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of the year	4,500	$40	20,150	$40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired or cancelled	-	-	15,650	40
Outstanding at end of year	4,500	$40	4,500	$40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	4,500	0.033	4,500
Total	4,500	0.033	4,500

If not previously exercised or canceled, options outstanding at January 31, 2014 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2014*	$40	$40	4,500	$40
*Remaining options expire on May 26, 2014 if unexercised.

 Note 8– Taxes on Income:

We follow applicable Statements of Financial Accounting Standards regarding Accounting for Income Taxes.  Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. The Company is subject to income taxes in Canada and Greece.

No net provision for Canadian or Greek income taxes has been made in the accompanying statement of operations because no recoverable taxes were paid previously.  Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

For the six month period ended January 31, 2014 the Company is subject to income taxes in Canada and Greece.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

Note 8– Taxes on Income (continued):

The provision for refundable Canadian income tax consists of the following:

	6-Months Ended	Year Ended
	January 31, 2014	July 31, 2013
Refundable Canadian income tax attributable to:
Current operations	$38,359	$73,075
Timing differences, Stock based compensation	-	-
Less, Change in valuation allowance	(38,359)	(73,075)
Net refundable amount	$-	$-

The provision for refundable Greek income tax consists of the following:

	6-Months Ended January 31, 2014	Year Ended July 31, 2013
Refundable Greek income tax attributable to:
Current operations	$-	$1,219
Nondeductible expenses	-	-
Less, Change in valuation allowance	-	(1,219)
Net refundable amount	$-	$-

The cumulative tax effect at the expected rates in Canada and Greece for significant items comprising our net deferred tax amounts as of January 31, 2014 and 2013 and July 31, 2013 and 2012 are as follows:

	January 31, 2014		July 31, 2013
	Canada Expected rate 34%	Greece Expected rate 26%	Canada Expected rate 34%	Greece Expected rate 26%
Deferred tax asset attributable to:
Net operating loss carryover	$360,294	$224,773	$321,935	$224,773
Less, Valuation allowance	(360,294)	(224,773)	(321,935)	(224,773)
Net deferred tax asset	$-	$-	$-	$-

For the six month period ended January 31, 2014, the Company has the following estimated operating losses by segment:

	January 31, 2014		January 31, 2013
	Canada	Greece	Canada	Greece
Operating Loss	$112,822	$-	$94,909	$-

At January 31, 2014, we have approximately $1,059,689 (July 31, 2013 - $946,867) of net operating loss carry-forwards in Canada available to reduce taxable income in futures years, which expire beginning in 2024.

VIOSOLAR INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
January 31, 2014
 (Expressed in United States Dollars)

 Note 8– Taxes on Income (continued):

At January 31, 2014, we have approximately $903,205 (July 31, 2013 - $903,205) of future losses for tax purposes in Greece which are available to reduce taxable income in future periods.  In general, operating losses may be carried forward for five years in Greece.

Tax years that remain subject to examination is the year ended 2013 for Canada and 2010, 2011, 2012 and 2013 for Greece.

Note 9 – Subsequent events:

In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through March 31, 2014, and we believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

VIOSOLAR INC.

Management’s Discussion and Analysis

For the six months ended January 31, 2014 and 2013

As at March 31, 2014

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Viosolar Inc. (“Vio” “we” “our” “us” or the “Company”) and compares its financial results for the six month period ended January 31, 2014 to the prior year. This MD&A should be read in conjunction with the Company’s audited financial statements for the fiscal year ended July 31, 2013 and the Company’s financial statements for the six months ended January 31, 2014 (“Financial Statements”). The Company’s reporting currency is the United States dollar (“USD”) and all amounts in this MD&A are expressed in USD unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Forward-Looking Statements

This MD&A contains certain statements that may constitute “forward-looking statements.” Forward-looking statements include but are not limited to, statements regarding future anticipated exploration programs and the timing thereof, and business and financing plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sec.gov and readers are urged to review these materials.

DATE

This MD&A reflects information available as at March 31, 2014.

Overview of the Business

Viosolar Inc. (formerly Sprout Development Inc.) was incorporated on July 19, 2004, under the laws of the Province of Alberta, Canada.

We operate pursuant to the laws of the Province of Alberta, Canada, relating to corporations. We have also established a place of business in Greece, and effective July 24, 2008 have registered our Company with the local government to undertake business in this jurisdiction.

Our principal place of business is located at Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece. Our telephone contact is (708) 357-4891. Our email contact is info@viosolar.com.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

Our Company was originally incorporated with the intention of selling access to software that delivers a web enabled, collaborative approach to child custody communications for divorced parents to foster a non-confrontational environment. We were unsuccessful in marketing our products and management determined to look for other business opportunities. As a result, after a review of business opportunities in the European Union it was determined that there was a potential market for the development of solar parks, from which a change in focus of the Company ensued, as well as a change in the name of the Company.

On June 22, 2007, we filed Articles of Amendment in the Alberta Corporate Registry to effect a name change from Sprout Development Inc. to Viosolar Inc. Our plan of business is to become a global marketer of electricity generated from solar energy.

On July 23, 2009, the acquisition of Energeiaki E.P.E. of Tripoli, Greece (“E.P.E.”), an operating photovoltaic solar company, was completed with 85% of the shares acquired. Upon the acquisition of E.P.E.by Viosolar, the Company reserved an aggregate of 4,000,000 shares of the common stock of Viosolar, which were subsequently issued on August 25, 2009. We were unable to raise the required capital. Subsequent to the fiscal year end, July 31, 2010, we agreed to rescind the acquisition and the 4,000,000 shares issued for the acquisition were returned to treasury. We reported this transaction as discontinued operations on our financial statements for the fiscal year ended July 31, 2010.

On October 1, 2010, we entered into a memorandum of understanding, as amended in 2012, with Mr. Konstantinos Papadias, a resident of Tyres Greece, whereby we obtained the right to conduct research to determine the feasibility for the construction of a Photovoltaic Park. Upon completion of the study recently received we have the right to enter into a cooperation contract to provide for the terms and conditions of a long term rental or lease. If we determine to proceed with a formal agreement, under the terms of our current memorandum of understanding we will be required to pay Mr. Papadias the sum of $100,000 Euros payable over ten years and a royalty payment of 5% of net revenues from any operations undertaken on the property. We are currently in negotiation to set new payment terms with Mr. Papadias and expected to enter into a formal agreement prior to October 31, 2013, however as of the date of these financial statements we are still negotiating payment terms which we expect will include among other things, the requirement that payments will commence upon the lifting of the temporary suspension of licenses by the Greek government and our ability to source and raise the required funding. We have reached a verbal agreement with Mr. Papadias to allow us time to review funding sources prior to finalizing the payment terms, subject to reaching an agreement on payment terms prior to March 31, 2014. We intend that any agreements made with us will have minimal payments, if any, until such time as we can be assured that we will be able to apply for a license in order to construct our project. We do not expect to close any funding as we cannot undertake any development of the project until such time as we can apply for a license with the respective regulatory authorities in Greece. Based on the report received from our third party evaluation report, assuming we use all 150,000 square meters of land and assuming the use of typical crystalline panels, the park can comfortably fit about 7.5 megawatts of watt peak, which is the maximum power output of a 1 square meter solar panel at 25 degrees centigrade (“Wp”), with estimated construction costs of $1.30 per Wp for a total engineering, procurement and construction (“EPC”) cost of €9,750,000 or approximately $13,105,500 USD. It is unknown at this time as to whether we will be able to raise the funding or to finalize a new agreement with Mr. Papadias. As well, there is currently no indication as to when the Greek regulatory bodies will like the temporary suspension on licenses to be granted.

On July 16, 2012 we received approval from FINRA to undertake the restructure of the Company by way of a reverse split of the shares on the basis of 1 share for each 100 shares held in an effort to make it more attractive to investors and to allow us to eliminate debt. The Company had expected to negotiate debt settlements and have the majority of its debt settled by December 31, 2012, however, due to a cease trade order in the Province of Alberta, the Company determined to finalize negotiations once they had completed all of the required filings to bring the Company into good standing in the Province of Alberta.

Viosolar, as an alternative energy company, with activities in the solar energy sector has a business plan that includes the construction, management and operation of solar parks in Greece and throughout other South and South Eastern European Union countries. The basic premise of our plan includes the construction, management, and operation of solar energy parks.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

The Company also is intending to seek other potential projects for acquisition either in Greece or outside of Greece. The Company does not at this time know the nature of any specific projects that it may identify and acquire, however, with the additional of Mr. George Young to our board of directors, management may identify projects not only in the fields of solar power, but also in the mining industry, where the Company’s new director has substantial experience. Projects in the mining industry may be projects of such a nature that they will not require such a substantive financing commitment at the outset and therefore financing may be less difficult than the financing required for our current project.

Project Development

We currently have an agreement for 150,000 sq. meters of land located in the Municipality of Tyros, Arkadia County in the Peloponese Area of Greece. In early February 2013, we commissioned an independent third party report in regard to the viability of the project.

The independent third party consultant, SDL Solar Photovoltaic Development (“SDL), advised that they believed that the project was a viable economic initiative at the time of the report.

The report assumed the use of all 150,000 sq meters of land and the use of typical crystalline panels to construct 7.5 megawatts (MW) of watt peak (Wp) power.

SDL quoted construction costs of €1.30 per Wp for total engineering, procurement and construction costs (“EPC”) of $13,200,000, excluding VAT. This quotation assumed the use of LDK polycrystalline panels and Sungrow Central inverters. No assumption was made for tracking systems.

Further, the report noted that additional costs for interconnection expenses were impossible to project without application for interconnection to the grid operator.

The report advised that the insolation levels in the region are very high with projected PV yield/output of 1,500 kilowatt hours per kWp.

Projected revenues to interconnect prior to February 28, 2014, were $2,388,350 annually. Annual operations and maintenance costs were estimated at $27,000 MWp. In addition insurance costs are estimated at $9,500 per MW, translating to total annual operating costs of approximately $273,500, excluding legal and accounting costs for the project.

However, we cannot rely on these assumptions as since the report was provided to the company the regulatory authorities in Greece have continued to reduce the feed in tariffs and to further cut subsidies in an attempt to reduce their RES deficit.

Product Summary

Photovoltaic (“PV”) devices convert sunlight into the electricity needed to reliably power instruments, communications systems and the like. An aggregation of PV devices, or panels, together with the related land, structures, support equipment and electrical gear, form what is called a Solar park, which are generally intended for larger scale electrical generation, as opposed to providing power for a single item.

Solar cells are the most elementary component of a PV device; they absorb light and convert it into electrical power. Solar cells traditionally consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. There are three materials currently considered by the PV industry as candidates for thin-film production: amorphous silicon ("a-Si"), cadmium telluride. An absorbing layer can be deposited on a substrate that is either rigid or flexible. A majority of companies currently use rigid glass substrates. The few companies that incorporate flexible substrates in their devices typically opt for stainless steel (or other metal) foil. We do not presently have any proprietary products and intend to use conventional “off the shelf” solar panels for our solar parks.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

Principal Markets

We intend to develop solar energy parks with PV arrays for the production of electricity in suitable, locations in Greece and throughout other South and South Eastern European Union countries, particularly Bulgaria, Kosovo, Romania, Cyprus, Italy, Spain, Portugal, and France. We will take full advantage, wherever possible, of incentives in the solar energy sector offered by various European Union countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Seasonality of our Business

In Greece the average sunlight per year is about 1,450 hours. Because of the close proximity to the equator the daily sunrise to sunset may vary from 14 hours in the summer to 9 hours in the winter. Seasonality is not considered by management to be issue for our business, as one key evaluation point for determining the economic viability of a given PV project is the total sunlight hours, and we are only seeking out projects in locations which meet these basic criteria.

Sources and Availability of Raw Materials

We will be buying conventional panels that are readily available from a number of conventional solar panel manufacturers. We have not yet made a final determination as to which products we will be purchasing but we do not generally foresee any problems with the source or availability of raw materials for the manufacture of these products or with the supply of products as required for our business. At such point in time as we undertake the detailed components of the project planning for the first of our solar parks, we will work with the relevant suppliers to ensure that the necessary materials, particularly the PV panels, are secured according to the requirements of the construction schedule established. This will address potential supply discrepancies that could occur if the overall quantity of planned developments exceeds the then available supply of components in the global market.

Marketing Channels

We do not currently have any products which we market. We intend to market electricity generated by solar power once we have raised sufficient funds to undertake the construction of solar parks as defined in our business plan. In Greece, where we intend to construct our first solar parks we are mandated by the Government of Greece to sell to the state run power company at a fixed pre-determined price.

Dependency on Patents or Licenses, Industrial, Commercial or Financial Contracts, New Manufacturing Processes

Our company must rely on the ability of management to apply and obtain licenses for new parks or the ability to purchase licenses already granted. This is a difficult and time consuming process and there are no assurances that licenses will be granted for all applications.

Competitive Position

Our company will be competing with governments, domestic and international companies and private individuals that that have more expertise and funds available to them. Although the ‘solar park’ industry is in early stages of development the Company has noticed a great interest from other entities that will be a direct competition.

Regulatory Matters

Currently all licenses and subsidies are regulated by the Government of Greece and all power generated must be sold to the Government of Greece. We must comply with these laws. As the Greek government is currently in a state of flux in regard to the policies on granting licenses and its changing its mandate on subsidies and grants in an attempt to reduce its Renewal Energy Source deficit , we cannot say with certainty at this time what impact these changes may have on our ability to be profitable.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

The Regulatory Authority for Energy (RAE)

The Regulatory Authority for Energy (RAE) is an independent administrative authority, which enjoys, by the provisions of the law establishing it, financial and administrative independence. RAE was established on the basis of the provisions of L. 2773/1999, which was issued within the framework of the harmonization of the Hellenic Law to the provisions of Directive 96/92/EC for the liberalization of the electricity market.

The financial independence of RAE, which is an essential condition in order to preserve the Authority's independence, was effectively ensured by the provisions of L. 2837/2000, through which it is anticipated that the Authority possesses its own resources, i.e. revenue bonds from the regulated industry, participation to research projects etc. These resources are managed in accordance with the Presidential Decree 139/2001 "Regulation for the Internal Operation and Administration of RAE", while financial management is subject to ex-post auditing by Independent Auditors and the Court of Auditors.

Activity Fields

New competences and duties were assigned to RAE with respect to electricity by the Electricity Law 3426/2005, in alignment with the relevant provisions of the EC Directives 2003/54 and 2003/55, in particular with respect to access tariffs to electricity, as well as on issues related to security of electricity. Furthermore, on the basis of the modifications introduced with the abovementioned laws, RAE acts as a dispute settlement authority with respect to complaints against transmission or distribution system operator in electricity sectors.

The main duties and responsibilities assigned to RAE relate to the following subjects:

•	Monitoring the operation of all sectors of the energy market (Electricity, Natural Gas, Oil Products, Renewable Energy Sources, Cogeneration of Electricity and Heat etc.).

•	Collection and processing of information from companies in the energy sector while respecting the principles of confidentiality.

•
Participation in the pre-parliamentary legislative process through recommendation to the Minister of Development of the appropriate measures related to compliance with competition rules and to the overall protection of the consumers in the energy market. RAE monitors in particular the management and allocation of interconnection capacity, the time taken by TSO and DSO for connections of users and repairs to the network, the publication of all appropriate information by the TSO and the DSO, the terms and tariffs for third party access, the unbundling of accounts, the level of transparency and competition in the energy market and the security of supply.

•
RAE issues a report every two years on security of supply for electricity, which is published and submitted both to the Minister of Development and the Commission, pursuant to the provisions of laws 3426/2005 and 3428/2005.

•
Advice under the form of a simple opinion, with respect to the enactment of the secondary legislation, with the exception of the Electricity Grid Operation Code, the Power Exchanges Code, the Distribution Network Operation Code, where RAE enjoys the right of a consenting opinion. Furthermore, with respect to natural gas, RAE gives a consenting opinion for the issue of the Operation Codes of the National Natural Gas System as well as of the Independent Natural Gas System, while it approves the appropriate methodologies and details for the implementation of both Operation Codes.

•
Advice under the form of a simple opinion, with respect to the terms and conditions for access to the transmission and distribution networks. Approval of the methodologies for the access tariffs to electricity transmission and distribution networks. The tariffs for third party access to electricity networks are approved by the Minister of Development following a consenting opinion of RAE, whilst RAE gives a simple opinion with respect to tariffs for third party access to natural gas systems. Regarding natural gas, RAE drafts the tariffs Regulation which is subject to approval by the Minister of Development, and regulates the terms and conditions for the provision of balancing services.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

•	Participation, under the form of a simple opinion, in the process for the granting and revocation of licences for the discharge of electricity activities.

•	Monitoring of the exercise of the activities undertaken by licensees and access to information.

•	Advice, under the form of a simple opinion, in the procedure for the approval of electricity retail tariffs with the exception of access tariffs.

•	Approval of the generation adequacy studies conducted by HTSO to establish whether HTSO should issue tenders for new generation capacity.

•	Imposition of financial sanctions, particularly fines to the violators of the primary and secondary energy legislation.

•	Arbitral resolution of disputes between parties on electricity legislation.

•	Dispute settlement authority with respect to complaints against electricity transmission or distribution system operators and the owner of the electricity network..

•	Reporting on an annual basis to the Commission on market dominance, predatory and anticompetitive behaviour on the basis of the appropriate information submitted by the Competition Authority.
 RAE is obliged to comply with the legality principle. The decisions of RAE that are not solely advisory are subject to judicial review by the Athens Administrative Court of Appeals. Finally RAE publishes and submits to the Parliament via the Minister of Development an annual report giving detailed information about its functioning and acts.

The Centre for Renewable Energy Sources and Saving (CRES)

The Centre for Renewable Energy Sources and Saving (CRES) is the Greek organization for Renewable Energy Sources (RES), Rational Use of Energy (RUE) and Energy Saving (ES). CRES has been appointed as the national co-ordination centre in its area of activity.

CRES operates as the National Energy Centre, working on energy planning and policy for RES, RUE and ES in accordance with the policy of the Ministry of Environment, Energy and Climate Change and developing the necessary infrastructure for the realisation of RES/RUE/ES investment projects.CRES was founded in September 1987 by Presidential Decree 375/87. It is a public entity, supervised by the Ministry of Environment, Energy and Climate Change and has financial and administrative independence.

Its main goal is the research and promotion of RES/RUE/ES applications at a national and international level, as well as the support of related activities, taking into consideration the principles of sustainable development.

The Centre is managed by a seven-member Administrative Council, which includes representatives from the General Secretariat of Research and Technology (Ministry of Education and Religious Affairs, Culture and Sports), the Public Power Corporation (PPC) and the Hellenic Federation of Enterprises.

CRES has a scientific staff of more than 120 highly qualified and experienced multidisciplinary scientists and engineers. Its organizational structure comprises of the following units:

■ Division of Renewable Energy Sources

■ Division of Energy Efficiency

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

■ Division of Energy Policy and Planning

■ Division of Development Programs

■ Division of Financial and Administrative Services

System Development

Within the context of the European Union’s Directives and under the legislatory framework of Law 4001/2011, the spin-off (legal and operational unbundling) of the transmission activity from the vertically-integrated PPC S.A. took place in 2011. The Independent Power Transmission Operator, ADMIE S.A., a 100% subsidiary of PPC, was registered as Société Anonyme in November 2011, by having transferred to it all relevant transmission assets, activities and personnel, and reported its first financial statements on 31.12.2011. Its official operation started on February 1st, 2012.

In November 2011, RAE issued Decision 1412 on the “Guidelines for the Certification of Transmission System Operators”, which describes the evaluation criteria and the documentation required for certification. The Transmission System Operator (TSO) candidate must document its legal and operational unbundling from the vertically-integrated enterprise, established on the grounds of

(a) the independence of management

(b) the independence of financial resources, and

(c) the independence of operational activities.

The first phase (i.e. through the National Regulator) of the certification process for ADMIE SA was completed in July 2012, by the issuing of RAE’s decision 672/2012, which was then forwarded to the European Commission for its further consideration and approval. For the purpose of this Report, regarding the period 1.1.2011-31.12.2011, DESMIE SA had the role of both the TSO and the Market Operator (MO). Referring to the Distribution Activity, the legal and operational unbundling took place in May 2012, with the establishment of DEDDIE S.A., as the Hellenic Electricity Distribution Network Operator, a 100% subsidiary of PPC, and the transfer of the entire distribution business unit to this new company. The network assets, however, still belong to PPC.

Recent changes in the PV framework:

In August 2012, the Greek Ministry of Environment, Energy & Climate Change announced the temporary suspension of the licensing process for some PV categories.

Specifically:

• Suspension of the new applications for production license & for connection offer

• Suspension of the examination of the pending requests for production license & connection offer

The temporary suspension of the licensing process does not apply for the PV projects that have already been included in the provisions of the Fast Track Law and for roof PVs ≤ 10kw PV projects that already have a production license or a license for connection offer continue the licensing process.

In April of 2013, the Greek Ministry of Environment, Energy and Climate Change (YPEKA), the German Federal Ministry for the Environment, Nature Conservation, and Nuclear Safety (BMU) and the EU Commission's Task Force for Greece have signed a joint declaration of intent aimed at reforming Greece’s Renewable Energy Sources (RES) sector.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

Cooperation will take the form of technical advisory assistance in a two-phase program during 2013-15. The program includes the study of the technological costs of renewable energy, creating collaborations within the EU Directive on renewable energy and the implementation of best practices in supporting mechanism of RES. The company is hopeful that changes will be made in the industry which will include the lifing of the temporary suspension of licenses.

Further throughout 2013, the government has been cutting subsidies and the feed in tariffs making it more difficult to project the actual economic viability of the construction of photovoltaic parks as some of the changes in the feed in tariffs have been retroactively applied.

In order to progress our project, the temporary suspension currently in place on the licensing of PV parks must be lifted, we must be convinced that we can rely on negotiated feed in tariffs to be sustainable and we must obtain financing. Other projects which may already be granted licenses that we may review for acquisition would need to also be evaluated based on the current fiscal situation related to existing contracts and the ever changing fee structures as the Greek government attempts to find a way to reduce its renewal energy sector deficit.

Organizational Structure

We do not currently have any subsidiaries, having divested of our interest in Energiaki.

OVERALL PERFORMANCE

The Company is a development stage an alternative energy company. As such, the Company did not generate any revenue during the three months ended January 31, 2014 (“Q2 2014”) or during the three months ended January 31, 2013 (“Q2 2013”). Management does not expect the Company to generate any revenue from operations in the foreseeable future. Management expects the Company to continue to incur expenses as the Company works to carry out its business plan. See “Overview of the Business” for additional details regarding the Company’s business.

The Company’s future performance is largely tied to the Company’s ability to obtain adequate financing and achieve future profitable operations, and on the overall financial markets. The Company’s future is also dependent upon its ability to obtain licenses for new solar parks and to obtain other necessary regulatory approvals. Management intends to seek additional capital financing through private placements and public offerings of the Company’s common stock in the future. Uncertainty in credit markets has led to increased difficulties in raising and borrowing funds. As a result, the Company may have difficulties in completing equity or debt financings for the purposes of maintaining its current level of operations without diluting the interests of current shareholders of the Company.

As at January 31, 2014, the Company had a working capital deficiency of $1,239,092 (July 31, 2013: $1,126,270), cash of $2,413 (July 31, 2013: $42,474) and a deficit accumulated during the development stage of $5,019,651 (July 31, 2013: $4,906,829). We expect the Company to incur further losses in the development of the Company’s business, all of which casts substantial doubt on the Company’s ability to continue as a going concern.

The Company’s total operating expenses decreased by $24,687 to $33,939 for Q2 2014 from $58,626 for Q2 2013. The operating expenses incurred during Q2 2014 were mainly attributable to an $18,081 decrease in professional fees to $771 for Q2 2014 from $18,852 during Q2 2013 as the Company did not incur any legal fees during the Q2 2014 as compared to legal fees during Q2 2013 as management determined to put its regulatory filings to move the Company from Alberta to Nevada on hold due to a lack of available funding.. Management anticipates that it will have ongoing expenses for some time as the Company seeks opportunities to bring profitable operations to the Company. Management has determined that the Company’s cash and cash equivalents will not be sufficient to meet its working capital requirements for the next twelve month period and that additional funds will need to be raised through equity or debt financings to fund product development, solar park licensing and ongoing operations. Although the Company has secured financings in the past, there is no assurance that the Company will be able to do so in the future on terms that are favorable to the Company or at all. The Company may have difficulty raising additional funds as necessary due to a number of uncertainties and risk factors, including uncertainty in credit markets and general economic downturns. See “Discussion of Operations”, “Liquidity and Capital Resources”.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

QUARTERLY FINANCIAL INFORMATION

The following information is a summary of unaudited financial data for the most recently completed eight quarters:

	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013
Operating (expenses)	$(22,873)	$(67,419)	$(50,599)	$(49,322)
Interest (expenses)	$(11,390)	$(11,390)	$(12,218)	$(12,610)
Other (expenses)	$324	$(74)	$(40)	$81
Income (loss) for the period	$(33,939)	$(78,883)	$(62,857)	$(61,851)
Income (loss) per common share	$(0.00)	$(0.00)	$(0.01)	$(0.34)

	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012
Operating (expenses)	$(45,999)	$(24,044)	$(26,112)	$(38,911)
Interest (expenses)	$(12,474)	$(12,123)	$(13,011)	$(12,197)
Other (expenses)	$(153)	$(116)	$186	$16,855
Income (loss) for the period	$(58,626)	$(36,283)	$(38,937)	$(34,253)
Income (loss) per common share	$(0.32)	$(0.20)	$(0.21)	$(0.19)

Information on the exchange rate differentials between the US Euros are provided below:

Currency

Information on the exchange rate differentials between the US Dollar and Euros are provided below:

Certain of the transactions undertaken by the Company for fiscal years 2013 and 2012 were in Euros. Therefore this quarterly report contains conversions of certain amounts from Euros into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the nominal rate for the United States dollar from the European Central Bank. These translations should not be construed as representations that the Euro amounts actually represent such United States dollar amounts or that Euros could be converted into United States dollars at the rate indicated or at any other rate. These exchange rate tables illustrate the US dollar equivalent of one Euro.

The high and low noon nominal exchange rates in Euros for January 31, 2014 and each month during the previous six months are:

	January 2014	December 2013	November 2013	October 2013	September 2013	August 2013
High for period (Euros)	1.3687	1.3814	1.3611	1.3805	1.3545	1.3392
Low for period (Euros)	1.3561	1.3536	1.3365	1.3493	1.3117	1.3203

The average noon nominal rate for each of the three years ended July 31, calculated by using the average of the exchange rates on the last day of each month during the period:

	2013	2012	2011
Euros Average for period	1.29904	1.32268	1.3767

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

Three months ended January 31, 2014 compared to three months ended January 31, 2013

The Company did not generate any revenues for the three month periods ended January 31, 2014 and 2013.

We realized net losses of $33,939 for the three month period ended January 31, 2014 as compared to net losses at January 31, 2013, of $58,626. For 2014, the decrease in losses is attributable to the decreased professional fees from $18,852 in the three month period ended January 31, 2013 to $771 for the same period ended January 31, 2014.

Other expense related to interest was $11,390 as of January 31, 2014 as compared to interest expense of $12,474 for the same period ended January 31, 2013. Gain on foreign exchange was $324 for the three months ended January 31, 2014 as compared to loss on foreign exchange of $153 for the three months ended January 31, 2013.

Basic loss per share was $0.00 as at January 31, 2014 and $0.32 as at January 31, 2013.

Six months ended January 31, 2014 compared to six months ended January 31, 2013

The Company did not generate any revenues for the six month periods ended January 31, 2014 and 2013.

We realized net losses of $112,822 for the six month period ended January 31, 2014 as compared to net losses at January 31, 2013, of $94,909. For 2014, the increase in losses is attributable to the increased professional fees from $18,852 in the six month period ended January 31, 2013 to $43,126 for the same period ended January 31, 2014, due to the Company retaining legal counsel to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 in connection with the continuance of the Company into the State of Nevada.

Other expense related to interest was $22,780 as of January 31, 2014 as compared to interest expense of $24,598 for the same period ended January 31, 2013. Gain on foreign exchange was $250 for the six months ended January 31, 2014 as compared to loss on foreign exchange of $269 for the three months ended January 31, 2013.

Basic loss per share was $0.00 as at January 31, 2014 and $0.52 as at January 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2014, we had a working capital deficit of $1,239,092 compared to a working capital deficit of $1,126,270, as of July 31, 2013. Since inception, we have relied on loans from third parties, loans from related parties, and advances and other payables to related parties to fund our operations.

We believe that our Company will have insufficient cash resources to operate at the present level of operations and expenditures for the next 12 months and, as a result, will need to obtain financing from either a debt or equity issue, or a business combination with a third party that has sufficient cash flow to allow us to continue our operations. Our monthly expenditures for fiscal 2013 for operations, including interest expenses were approximately $18,500 per month. We expect that during fiscal 2014 our negative monthly cash flow will total approximately $20,000, all of which will need to be funded by debt or equity financing as described above. We expect to expend $250,000 on general and administrative expenses in the 2014 fiscal year and, assuming that the suspension for licenses is lifted or we can find another suitable acquisition we estimate that we will require approximately $2,750,000 to undertake the review of our current project and commence execution of our business plan; however we do not presently have sufficient funds to meet this requirement. There can be no assurance that financing, in the form of loans, other related party transactions or bank lending will be available to our company in an amount and/or on terms acceptable to us, as and when required, or at all.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

The Company will continue discussions with various existing funding mediums looking for equity, debt and joint venture opportunities, focused on the funding of specific projects as they develop, including our agreement we entered into for the development of a PV park. We anticipate a funding requirement in the US$3,000,000 range in order to fund our medium term goals, which we expect would include a feasibility study and engineering of the project. We will require a total of approximately US$13,200,000 which includes $2,750,000 above, to fund the entire project which we expect would be required in 2015, assuming that we are successful with licensing of our project.

Due to the financial situation in Greece we cannot be sure that we will be able to raise any funds for our project, save for the funds we have recently committed for the report on the property. Due to the uncertainty within Greece, we expect to seek other opportunities outside of Greece in addition to the review of our current project report, in order to bring value to the Company and its shareholders. Those projects may or may not be related to the solar industry. Our new director, George Young has substantial experience in the mining industry and therefore, we could also source projects related to mining if it is determined that we should seek other opportunities outside of our current field of business.

Operating Activities

Operating activities used cash of $40,061 during six months ended January 31, 2014 as compared to $11,655 used during the same period ended January 31, 2013. The increase was primarily due to the increased operations in regard to moving the jurisdiction of the Company to the U.S. resulting in a net loss of $112,822 for six months ended January 31, 2014 compared to $94,909 for same period ended January 31, 2013, and offset in part by reduced accounts payable and accrued expenses of $42,761 during six months period ended January 31, 2014 compared to $35,254 for the comparable period ended January 31, 2013, and in part by reduced accounts payable and accrued expenses to related parties of $30,000 during six months ended January 31, 2014 compared to $48,000 during for same period ended January 31, 2013.

Investing Activities

There was no cash used or provided by investing activities during the six months ended January 31, 2014 or 2013.

Financing Activities

There was no cash used or provided by financing activities during six months ended January 31, 2014, compared to $20,000 cash provided from third party loan during six months ended January 31, 2013.

Going Concern

Due to the uncertainty of the Company’s ability to meet its current operating and capital expenses, in its report on the Company’s annual financial statements for the year ended July 31, 2013, the Company’s independent auditors included an explanatory paragraph regarding concerns about its ability to continue as a going concern. The issuance of additional equity securities by the Company could result in a significant dilution in the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

OFF–BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

TRANSACTIOINS BETWEEN RELATED PARTIES

The following table provides details of the company’s related party transactions during the six month period ended January 31, 2014:

Management Fee:		Six Months ended January 31, 2014	Six Months ended January 31, 2013	Three Months ended January 31, 2014	Three Months ended January 31, 2013
President, CEO, CFO, Secretary and Director	Mr. Rick Walchuk	$30,000	$30,000	$15,000	$15,000
Former Director	Mr. Michael Soursos*	-	18,000	-	9,000
		30,000	48,000	15,000	24,000
*On July 26, 2013, Mr. Michael Soursos resigned as Secretary, Treasurer and a director of the Company.

	President, CEO, CFO, Secretary and Director Mr. Rick Walchuk	Total
Accounts payable and accrued liabilities
Balance, July 31, 2013	$5,000	$5,000
Additional: Management fee	30,000	30,000
Balance, January 31, 2014	$35,000	$35,000

President, CEO, CFO, Secretary and Director Mr. Rick Walchuk
Loan payable
Balance, July 31, 2013	$30,037
Balance, January 31, 2014	$30,037

PROPOSED TRANSACTIONS

As at the date of this filing the Company is reviewing all business opportunities presented but has not made any determination yet as to any acquisitions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of their evaluation form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions and circumstances. Our significant accounting policies are more fully discussed in the Notes to our Financial Statements.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

CHANGE IN ACCOUNTING POLICIES AND ADOPITON OF NEW ACCOUNTING STANDARDS

In March 2013, the FASB issued guidance on when foreign currency translation adjustments should be released to net income. When a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective prospectively beginning January 1, 2014. It is not expected to have a material impact to our financial statements.

In February 2013, the FASB issued guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. Examples include debt arrangements, other contractual obligations and settled litigation. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The guidance is effective January 1, 2014 and is not expected to have a material impact in the financial statements.

RISK MANAGEMENT, CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to manage its capital to be able to sustain the future development of the Company’s business.

The Company currently has no source of revenues, and therefore is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended January 31, 2014. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as financial assets at fair value through profit or loss; accounts receivable as loans and receivables; and accounts payable and due to related parties as other financial liabilities. The carrying values of accounts receivable, accounts payable and due to related parties approximate their fair values due to the short term to maturity of these financial instruments.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

Legal Proceedings

On September 27, 2013, the United States Securities and Exchange Commission (“SEC”) filed a civil complaint in the Eastern District of Pennsylvania against Viosolar, Inc., Richard Walchuk, Caroline Winsor, Lisa A. Esposito and Lance W. Baurlein (the “SEC Complaint”). The SEC Complaint alleges that in 2008 Mr. Walchuk and Viosolar participated in a scheme to manipulate the common stock of Viosolar. The SEC alleges that Mr. Walchuk violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and seeks an injunctive relief, disgorgement of any ill-gotten gains, and a civil penalty. The SEC also seeks an officer and director bar against Mr. Walchuk as well as a penny stock bar. More specifically, the SEC Complaint alleges that Mr. Walchuk was involved in transactions allegedly intended to affect the market for Viosolar common stock on one day, October 15, 2008, that resulted in the purchase of 5,000 shares of Viosolar common stock.

Mr. Walchuk and Viosolar have not been found liable for the claims asserted against them in the SEC Complaint. The SEC Complaint contains allegations which the SEC would have to prove to be true to prevail on any claim asserted against Mr. Walchuk and Viosolar. Viosolar and Mr. Walchuk deny the allegations and intend to vigorously defend against the claims made in the SEC Complaint.

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

Disclosure of Outstanding Share Data

Authorized

We are authorized, under our Articles of Incorporation, to issue an unlimited number of Class A Common shares with no par value, an unlimited number of Class B Common shares with no par value and an unlimited number of First Preferred shares with no par value.

Issued

As at March 31, 2014, January 31, 2014 and July 31, 2013, the Company had a total of 31,804,189 shares of its Class A, voting, no par value common stock issued and outstanding.

We are also authorized to issue an unlimited number of Class B voting common shares, Class C non-voting common shares, and Class D non-voting common shares, and 5,000,000 shares of Class E non-voting preferred shares. None of these other classes of shares had been issued at the date of the financial statements.

Stock Options

On May 26, 2009, the Company’s Board of Directors approved the Company’s 2009 Stock Option and Stock Award Plan [the “2009 Plan”] providing for 27,000 options. The Plan was subsequently approved by shareholders in September 2009. The 2009 Plan was intended to further align the interests of employees, consultants and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company’s business is largely dependent. Pursuant to the 2009 Plan, the pricing of options is left to the discretion of the appointed administrator.

The following table summarizes information concerning stock options outstanding as of January 31, 2014 and July 31, 2013.

	January 31, 2014		July 31, 2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of the year	4,500	$40	20,150	$40
Granted	-	-	-	-
Exercised	-	-	-	-
Expired or cancelled	-	-	15,650	40
Outstanding at end of year	4,500	$40	4,500	$40

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Subject to Exercise
$40	4,500	0.033	4,500
Total	4,500	0.033	4,500

VIOSOLAR INC.
FORM 51-102F1-MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2014

If not previously exercised or canceled, options outstanding at January 31, 2014 will expire as follows:

	Range of Exercise Prices		Weighted Average Exercise
	High	Low	Shares	Price
Year Ending July 31, 2014*	$40	$40	4,500	$40
*Remaining options expire on May 26, 2014 if unexercised.

DISCLOSURE OF MANAGEMENT COMPENSATION

The Company provides the following disclosure with respect to the compensation of its directors and officers during the six months ended January 31, 2014:

During the six months ended January 31, 2014, the Company accrued management fees totaling $30,000 ($30,000 – 2013) to Mr. Rick Walchuk, a director and officer of the Company.

Officers and Directors

Individual	Office Held
Rick Walchuk	Director, President, Secretary and Chief Executive Officer
Jenifer Walchuk	Director